EXHIBIT  99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

July 11, 2011	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

Avino Reports Results of San Gonzalo Bulk Sample

Avino Silver and Gold Mines Ltd is pleased to report  results of the 10,000 tonne bulk sample program at the San Gonzalo deposit following a comprehensive review of the data and discussions with Wardrop, A Tetra Tech Company. The bulk sample program was completed during the first quarter of 2011 and a contract for the sale of concentrate was completed in the June 2011.

The results are based on the metallurgical balance provided below:

	Weight	Assay (g/t)		Contents (kg)		Contents (oz’s)		Recovery (%)
	Tonnes	Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.7	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.9	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.8	41	24

*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays of the paid shipment. They also have been rounded for clarity.

The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net revenues of US$1.83 million. If the entire production were sold under the same  contract terms, the net revenue would have been US$2.26 million.

Operating costs relating to the bulk sample program during the first quarter of 2011 were US$567,045 or US$7.62 per ounce silver equivalent. Included in these costs are development mining costs for the raises and stopes. Cost per tonne produced were $53.91 and revenue on 188 tonnes of concentrate sold of US $1.83 million resulted in a profit of US $120 per tonne produced. (The contract price per ounce of silver and gold were US$36.75 and US$1,511.31 respectively) A balance of 44 tonnes of concentrate remains in inventory. Discussions for the sale of the balance of the concentrate with various trading companies are on-going and a decision is expected to be made at the end of July.

The net proceeds of the bulk sample program yielded a significant profit of $1.3 million based on concentrate sold to date. This is a positive result and demonstrates the viability of the San Gonzalo Project. On the basis of this result, Avino is proceeding with their mine plan to develop the 3rd, 4th and 5th levels and to provide mill feed at the rate of 250tpd on a sustained basis In the meantime, Avino is in discussions with Wardrop, A Tetra Tech Company, on a possible scoping study with the aim of improving and optimizing the project. There are many opportunities available such as the expansion of daily throughput, improving metallurgical recoveries, and areas where  operating costs can be reduced.

The Company continues to acquire and refurbish its mining equipment which is resulting in an efficient mining process. Significant recent mining equipment acquisitions and refurbishments include a loader, dozer, 5 yd scoop and the refurbishing of a single boom jumbo respectively. The Company is also in the process of acquiring an underground air compressor diamond drill and constructing a 2km power line to provide for efficient grid power to the San Gonzalo Mine. A budget of these key items is currently being prepared for review and approval.

The area where the bulk sample was mined was relatively close to the surface therefore the material processed was more oxidized than the main San Gonzales deposit. As the Company continues to develop the San Gonzalez mine to levels 3,4, and 5, it is anticipated that recovery rates and metal grades will be higher as indicated by previous drill results and metallurgical testing.

The silver produced represents 90% of precious metal recovered making Avino one of purest silver producers in the industry. With the completion of the bulk sample, Avino has achieved a major milestone in its goal to continue as a low cost silver producer.

Technical information in this news release has been reviewed and approved by Jasman Yee, P. Eng, the Company’s Qualified Person as defined by NI 43-101. Assays for the bulk sample program were performed at SGS Labs in Durango, Mexico, Concentrate shipment assays were performed by AH Knight, UK and checked at ALS Minerals in Vancouver, BC.

On Behalf of the Board

“David Wolfin”
______________________________
David Wolfin,  President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.